Tidal ETF Trust

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

April 14, 2025

VIA EDGAR TRANSMISSION

Mr. Raymond Be

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tidal ETF Trust (the “Trust”)
Form N-14
File No. 333-285813

Dear Mr. Be:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on April 10, 2025, with respect to the Form N-14 Proxy Statement/Prospectus (the “N-14”) regarding the proposed reorganization of the ATAC Rotation Fund (“Target Fund”), a series of Managed Portfolio Series, into the ATAC Rotation Fund (“Acquiring Fund”), a newly created series of the Trust.

Capitalized terms not otherwise defined have the same meaning as in the filing.

For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the filing.

1.	With respect to the “Quorum Requirement and Adjournment” section of the Proxy Statement/Prospectus, it incorrectly states that “non-votes” are not expected because of the non-discretionary nature of the proposal. The reverse should be true since brokers will not be able to vote without shareholder direction.

Response: The Trust responds by supplementally noting that broker non-votes generally occur in instances where there are both “routine” and “non-routine” matters presented to shareholders for approval and where the beneficial owners have not provided instructions on how to vote on the “non-routine” matters to the broker that is the record owner of the shares. In those instances, the broker will vote on the “routine” matters but will not submit a vote on “non-routine” matters where it does not have the authority under applicable exchange rules to vote without instruction from the beneficial owner, resulting in a broker non-vote. With respect to the Proxy Statement/Prospectus, because there are no “routine” matters presented for shareholder approval, the Trust does not anticipate receiving any broker non-votes.

To clarify the treatment of broker non-votes, the disclosure in the “Quorum Requirement and Adjournment” section is revised as follows:

“Broker non-votes are proxies from brokers or nominees that indicate that they have not received voting instructions from the beneficial owner or other person entitled to vote shares on a particular matter for which the brokers or nominees do not have discretionary authority to vote. Because the Proposal is expected to “affect substantially” a shareholder’s rights or privileges, a broker may not vote shares if the broker has not received instructions from beneficial owners or persons entitled to vote, even if the broker has discretionary voting power (i.e., the Proposal is non-discretionary). Because the Proposal is non-discretionary, the Target Fund does not expect to receive broker non-votes.

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Abstentions will be counted for purposes of determining whether a quorum is present at the Meeting. Abstentions will have the same effect as a vote “AGAINST” the Proposal because an absolute percentage of affirmative votes is required to approve the Proposal.”

2.	The Trust’s Declaration of Trust includes the following requirements for shareholders to bring a derivative action:
a.	the shareholders make a pre-suit demand upon the Board;
b.	shareholders holding a majority of the shares of the Trust join in the request;
c.	the Board is given time to consider and investigate the request, and
d.	the Board may require an undertaking by the shareholders to reimburse the Trust for the expense of any advisors the Board hires in its investigation of the demand if the Board determines not to bring the action.

The Staff notes that the Trust will be making forthcoming changes to its Declaration of Trust. If it will not require shareholder approval, please revise requirements (b) and (d) above in the Declaration of Trust to state that the provisions do not apply to claims arising under the federal securities laws. Please also disclose in an appropriate location in the registration statement these four provisions and that the provisions do not apply to claims arising under the federal securities laws.

Response: The Trust responds by noting that the Board has already approved the changes referenced in the N-14, but agrees that it will consider such changes the next time it makes revisions to the Declaration of Trust. In addition, the Trust will add the following disclosure to the “Description of Shares” section of the Statement of Additional Information:

“Derivative Actions

Pursuant to the Trust’s Declaration of Trust, and subject to the limitations disclosed in the Declaration of Trust, a Fund shareholder may not bring a derivative action unless (i) the complaining shareholders have made a written demand (a “pre-suit demand”) to the Board requesting that they cause the Trust or affected series or class of the Trust, as applicable, to file the action itself; (ii) shareholders owning shares representing no less than a majority of the then outstanding shares of the Trust or the affected series or class, as applicable, must join in bringing the derivative action; and (iii) the Board has been given at least 30 days to consider the demand for derivative action. The Declaration of Trust further provides that in evaluating a pre-suit demand the Board may retain counsel or other advisors in considering the merits of the request and may require an undertaking by the shareholders making such pre-suit demand to reimburse the Trust for the expense of any such advisors in the event that the Board determines not to bring such action. The provision requiring a majority of shareholders of the Trust, or the affected series or class, as applicable, and the provision that the Board may require an undertaking by the shareholders making a pre-suit demand to reimburse the Trust for the expense of any advisers retained by the Board in evaluating the merits of the pre-suit demand do not apply to claims arising under federal securities laws.”

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If you have any questions or require further information, please contact John Hadermayer at (262) 318-8236 or jhadermayer@tidalfg.com.

Sincerely,

/s/ John Hadermayer

John Hadermayer

SVP Legal

Tidal Investments LLC

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